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Legal Equalizer®
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Legal Equalizer® @legaleqapp · 7/23/21
We will solve the issue of police brutality and you can join us here. Invest in this unicorn...



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Legal Equalizer® @legaleqapp · 9/29/21
We are about to have our latest app released in the next few days. We are still looking for people to invest and help us continue to grow.



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Legal Equalizer® @legaleqapp · 7/23/21 ···
Thank you to @dethompson75 for his investment in Legal Equalizer. Truly appreciated….


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Legal Equalizer® @legaleqapp · 7/23/21 ···
Thank you to @Yael_Averbuch and @oeste for their investment in Legal Equalizer. We are grateful for y'all…..🙏🏿🙏🏿🙏🏿


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Legal Equalizer® @legaleqapp · 7/22/21 ···
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Legal Equalizer® @legaleqapp · 7/21/21 ···
Investment opportunity!!!!

> **Pat "Ain't Nobody Here T...** · 7/21/21
> Invest in Legal Equalizer: The company that makes encounters with law enforcement safer for everybody.. Disclosure: help.wefunder.com/en_US/testing-... wefunder.com/legalequalizer....

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Pat "Ain't Nobody Here To Se... · 7/21/21 ···
Invest in Legal Equalizer: The company makes encounters with law enforcemen safer for everybody.. Disclosure:

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@mnjie

App is about to be approved by both Apple and Google in the next few days. I promise that you will not regret an investment into this company.


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Mbye Njie
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Mbye Njie
CEO of Legal Equalizer, INC
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Our latest and hands down best app update is currently pending approval for both Apple and Google. Once approved, we will continue to make improvements on the app and we ...see more


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I appreciate all of the well wishes and love about my upcoming role at the Hurt Hub. I am now officially kicking off our crowdfunding campaign to raise enough money so ...see more


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I am so honored and humbled to have been selected for this role. I can't wait to be able to work on Legal Equalizer® with the

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Mbye Njie
Sep 29 ·

We are expecting our latest app to be approved by both Apple and Google within the next day or two. Once that is done, we will continue to make improvements and immediately get to working on building out the attorney platform. I'm keeping this crowdfunding up for a few more days and than we are closing it up. I promise that you will not regret this investment.



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Sep 28 ·

When I tell y'all that every single one of you needs to go ahead and pre-order @daviddtss book, "The Movement Made Us." I'm still shook from the chapter that he just read

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Mbye Njie
Sep 16 ·

I haven't shared this in a while, but we are closing this down in a couple of weeks because I truly feel like we are in a great spot. I will reiterate this once again, I know I am building a company that will turn into a unicorn. If you know of people that are thinking about investing, tell them to put their money in here and see what kind of returns they will get in a few years.


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Janeen Bryant
Sep 15 ·

Congratulations, Mbye Njie !

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Mbye Njie
Aug 2 ·

Thank you so much to everybody that has invested already. This campaign does not go public until tomorrow morning at 9am, and we have already crossed over our initial $50,000 investment raise. Thank you to some of my favorite people in the world for investing. Terilyn Dumas, Tee Epps, Daron Harden, Katy Sheridan, Sarah Huber Mulvihill, Megan Kota Morris, Joseph Jones, Ry... See More


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Aug 2 ·

Mbye Njie

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Mbye Njie
Jul 27 ·

I want to thank all of the people that have invested in Legal Equalizer so far. My Davidson family such as Derrick Thompson and his wife, Aaron West and Yael Averbuch, Candrice Oliver, Ben Kettle, Charlie Hart, Nikki Thomas, Virginia Elliott, Fethi Mohammed, Paul Dyer, Teale Andreason, and the entire Sykes Family, and my guy Keith Nicholson. I also want to send a huge thank yo... See More


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Mbye Njie
Jul 27 ·

I was honored to be introduced to Carlos about 6 weeks ago by @nic_lott...Within a few weeks, I was in Austin, Texas meeting Carlos and some absolutely brilliant

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Mbye Njie
Jul 22 ·

Have you ever wanted to invest in Legal Equalizer? Now is your chance. We are building something that will become a household name in the next few years. This raise now allows individuals to invest and gain some EQUITY in Legal Equalizer for as little as $100 or as much as you would like. We have had this open for just 1 full day and we have already raised almost $40,000 with just 24 inv... See More


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Mbye Njie
Jul 21 ·

I appreciate all of the love about the upcoming position at Davidson. If you have seen our growth over the past 7 years and you have wanted to be a part of it, now is your opportunity. If I could have been an early investor in Facebook, PayPal, Google, Apple or any of these unicorn companies, I would have jumped at the chance. I am building a unicorn, and I know that the world ha... See More



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Jul 20 ·

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